

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

March 13, 2008

Mail Stop 7010

<u>**Via U.S. mail and facsimile**</u>

Mr. Kenneth M. Hale
Senior Vice President, General Counsel
   And Corporate Secretary
Sterling Chemical, Inc.
333 Clay Street, Suite 3600
Houston, Texas   77002-4109

Re: Sterling Chemicals, Inc.
       Preliminary Proxy Material filed on Schedule 14A, as revised
       Filed on February 25, 2008
       File No. 0-50132

Dear Mr. Hale:

       We have completed our review of your Preliminary Proxy Material filed on
Schedule 14A and we have no further comments at this time.

                                    Sincerely,

                                    Pamela A. Long
                                    Assistant Director

cc: Patrick Hurley, Esq.
     Akin Gump Strauss Hauer & Feld LLP
     111 Louisiana, 44th Floor
     Houston, Texas   77002-5200